Exhibit 99.1

Caledonia Mining Corporation Plc

Notice of Q2 2026 Results and Investor Presentation

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, July 28, 2026 - Caledonia Mining Corporation Plc ("Caledonia" or "the Company") expects to publish its operating and financial results for the quarter ended June 30, 2026 on Monday August 10, 2026.

A remote presentation for analysts and investors will be held on the same day, at 2:00pm London time, followed by an opportunity to ask questions.

A presentation of the results and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com).

Conference Call Details

A presentation for investors and analysts will be held as follows:

When: August 10, 2026 at 2:00pm London time

Topic: Q2 Results Call for Investors

Register in advance for this webinar:

Webcast link: https://stream.brrmedia.co.uk/broadcast/6a631cd9da9f6e0013d170b5

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39